Robert A. Stanger & Company, Inc.

Statements of Financial Condition

	December 31, 2015	December 31, 2014
ASSETS		
Cash and cash equivalents	$514,652	$523,132
Trade accounts receivable, net of allowance of $25,000 and $25,000	390,673	255,198
Prepaid expenses	190,700	188,330
Furniture and equipment and leasehold improvements, net of accumulated depreciation and amortization of $273,047 and $236,518	53,410	21,659
Total Assets	$1,149,435	$988,319
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	27,500	28,900
Accrued salary	167,000	70,000
Deferred revenue	-	110,000
Total Liabilities	194,500	208,900
Stockholders' Equity		
Capital stock, no par, 2,500 shares authorized, 100 shares issued and outstanding	250,401	1,500
Retained earnings	704,534	777,919
Total Stockholders' Equity	954,935	779,419
	$1,149,435	$988,319

The accompanying notes are an integral part of these financial statements.